Securities and Exchange Commission

Washington, D.C., 20549

Form 11-K

☒   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the calendar year ended December 31, 2002

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION CASH OR DEFERRED ARRANGEMENT

(Full Title of Plan)

Science Applications International Corporation
10260 Campus Point Drive, San Diego, California 92121

(Name of issuer of the securities held pursuant to
the Plan and the address of its principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Science Applications International Corporation Retirement Plans Committee duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION CASH OR DEFERRED ARRANGEMENT

DATE	June 27, 2003	/S/ ELAINE R. KALIN

Elaine R. Kalin
Vice President
SCIENCE APPLICATIONS INTERNATIONAL
CORPORATION RETIREMENT PLANS COMMITTEE

2

SCIENCE APPLICATIONS
INTERNATIONAL
CORPORATION CASH OR
DEFERRED ARRANGEMENT

Financial Statements for the Years Ended
December 31, 2002 and 2001, Supplemental
Schedule as of December 31, 2002 and
Independent Auditors’ Report

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
CASH OR DEFERRED ARRANGEMENT

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS’ REPORT

Retirement Plans Committee and Participants of the
Science Applications International Corporation
Cash or Deferred Arrangement:

We have audited the accompanying statements of net assets available for benefits of the Science Applications International Corporation Cash or Deferred Arrangement (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits of the Plan for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE

San Diego, California
June 13, 2003

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS

INVESTMENTS—At fair value:
Mutual funds	$917,333,000	$938,350,000
SAIC Class A common stock	665,970,000	804,139,000
Participant loans	31,379,000	31,100,000

Total investments	1,614,682,000	1,773,589,000

RECEIVABLES:
Participant contributions		3,181,000
Company contributions	560,000	480,000

Total receivables	560,000	3,661,000

TOTAL ASSETS	1,615,242,000	1,777,250,000

LIABILITIES

Accrued plan expenses	28,000	35,000

NET ASSETS AVAILABLE FOR BENEFITS	$1,615,214,000	$1,777,215,000

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS

INVESTMENT INCOME (LOSS):
Net depreciation in fair value of investments	$(241,523,000)	$(46,324,000)
Interest and dividends	21,671,000	27,940,000

Net investment loss	(219,852,000)	(18,384,000)

Contributions:
Participant	137,272,000	122,172,000
Employer	25,868,000	22,719,000

Total contributions	163,140,000	144,891,000

Net additions/(reductions)	(56,712,000)	126,507,000

DEDUCTIONS

Distributions to participants	105,176,000	141,015,000
Plan expenses	113,000	172,000

Total deductions	105,289,000	141,187,000

NET DECREASE BEFORE PLAN TRANSFERS	(162,001,000)	(14,680,000)

NET TRANSFERS TO OTHER PLANS		(4,870,000)

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	1,777,215,000	1,796,765,000

END OF YEAR	$1,615,214,000	$1,777,215,000

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

1.                   DESCRIPTION OF PLAN

General—The Science Applications International Corporation Cash or Deferred Arrangement (the “Plan”) is a defined contribution plan.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan consists of a deferred fund which is the fund in which assets acquired by the Plan in its function as a qualified Cash or Deferred Arrangement are held and accounted for.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The authority to control and manage the operation and administration of the Plan is vested in the Science Applications International Corporation (“SAIC” or the “Company”) Retirement Plans Committee (the “Committee”) whose members are the named fiduciaries for purposes of Section 402(a) of ERISA.

Eligibility—Generally, employees of SAIC and its subsidiaries who have adopted the Plan are eligible to participate upon commencing employment, except for employees in groups designated as ineligible.

Contributions—The Plan permits participants to elect to defer up to 25% of their eligible compensation for the Plan year and to have such deferred amount contributed directly by the Company to the Plan.  The Company, at its discretion, may make a matching contribution equal to a specified percentage of the aggregate amounts deferred by participants.  The match is only provided on eligible participant deferrals of up to 10% of compensation.  In 2002 and 2001, the Company contributed 50% of the first $2,000 of a participant’s annual deferred compensation and 15% of such deferred compensation above $2,000.  During 2001, the Company matching contribution was allocated according to the investment direction of the employees’ elected deferrals.  In 2002, 50% of the Company’s contribution was allocated to Company stock and 50% was allocated according to the employees’ elected deferrals.  In addition, the Company, at its discretion, may make an additional contribution to the Plan for the benefit of non-highly compensated participants in order to comply with Section 401(k)(3) of the Internal Revenue Code.  The Company made no additional contributions for the benefit of non-highly compensated participants during 2002 and 2001.

The Company’s contribution to the Plan is to be paid in cash unless the Company’s Board of Directors determines to make the contribution in shares of SAIC Class A Common Stock (the “SAIC Common Stock”) or another form.  Contributions to the Plan cannot be in excess of the maximum amount deductible for federal income tax purposes.

Employees hired prior to January 1, 1995 are immediately eligible for the Company matching contributions.  Employees hired on or after January 1, 1995, who have elected to participate, are eligible for Company matching contributions if they have attained age 18 and have both 12 calendar months of employment and 850 hours of service.

Investment Funds—Participants may direct the investment of their contributions in any combination of 22 mutual funds.  In addition, participants may also invest in SAIC Common Stock via the SAIC Stock Purchase Fund which is a temporary holding fund designed to hold participant and Company contributions until the following SAIC common stock quarterly trade date.  Pending the quarterly trade, the contributions are invested in the Vanguard Prime Money Market Fund.  At each quarterly trade, balances from the fund are transferred into a custom fund designed to hold SAIC Common Stock (the “SAIC Stock Fund”).

Participants may transfer their funds among investment options and change their future contribution allocations at any time under rules prescribed by the Committee.

Upon separation of service with SAIC, the Plan allows up to three years for participants to transfer their balances in either of the SAIC Stock Fund first to the Vanguard Prime Money Market Fund, then to any one or more of the mutual funds offered by the Plan.  If no election is made, the SAIC Stock Fund investments will transfer automatically to the Vanguard Prime Money Market Fund.

Participant Accounts—Each participant’s account is credited with participant deferrals and Company contributions in accordance with provisions of the Plan.  A participant is entitled to the benefit that can be provided from the participant’s vested account balance.

Vesting—A participant’s interest in the employee deferral portion of the participant’s account is 100% vested at all times.  A participant’s interest in Company contributions is 100% vested if the participant was hired prior to January 1, 1995.  If the participant was hired on or after January 1, 1995, the participant’s interest in Company contributions vests at a rate of 20% per year in years one through five, becoming fully vested after five years of service, as defined.  Participants are deemed fully vested upon reaching age 59½, permanent disability or death while employed by the Company.  Forfeitures arising from participants withdrawing from the Plan prior to achieving 100% vesting are used to reduce the cost of the Company’s matching contribution.  Plan forfeitures of $1,100,000 and $1,725,000 were used to reduce Company matching contributions in 2002 and 2001, respectively.

Participant Loans—Participants may borrow up to 50% of their vested account balance, up to a maximum of $50,000, excluding amounts invested in the SAIC Stock Fund.  Loan repayment periods may not exceed 56 months except loans used to acquire a principal residence, in which case the repayment period may not exceed 25 years.  The loans are secured by the balance in the participant’s account and bear interest at a reasonable rate.  Principal and interest are collected ratably through biweekly payroll deductions.

Distributions to Participants—Participants receive their vested account balance in a single lump sum payment in cash following their termination of employment with the Company, retirement date, permanent disability or in the event of death.  A participant may make withdrawals from the Plan prior to attaining age 59½ only if the Company determines that the participant is incurring financial hardship.  After attaining age 59½, a participant may make withdrawals even if still employed by the Company.

Tax Status—The Company received its latest determination letter from the Internal Revenue Service dated October 3, 2001, indicating the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and is qualified and the related trust is tax-exempt.

Termination of the Plan—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA.  Upon termination of the Plan, the participants become 100% vested in their accounts.

Related Party Transactions—Certain Plan investments are shares of mutual funds managed by The Vanguard Group, the Plan’s recordkeeper, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan to the recordkeeper for investment management services were $14,000 and $76,000 for the years ended December 31, 2002 and 2001, respectively.

2.                   SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared on the accrual basis of accounting. Investment transactions are accounted for on the trade date.  Dividend income is recorded on the ex-dividend date.

Investment Valuation—Investments, except for SAIC Common Stock and participant loans, are carried at fair value based on quoted market prices.  A general public market for the Company’s Common Stock does not exist; therefore, the price of the Common Stock is determined pursuant to a stock price formula and valuation process which includes input from an independent appraisal firm.  Periodic determinations of the price of the Common Stock are made by the Board of Directors, with the input of the independent appraisal firm.  The Board of Directors has the discretion to alter the valuation process.

The gains or losses realized on distributions of investments and the unrealized appreciation or depreciation are calculated as the difference between the fair market value and the fair market value of the investments at the beginning of the year, or purchase price if purchased during the year.  As of December 31, 2002 and 2001, the fair value of the Company’s Class A Common Stock was $28.31 and $32.27 per share and the Plan held approximately 23,524,000 and 24,919,000 shares, respectively.

It is the policy of the Committee to keep the SAIC Stock Funds invested primarily in SAIC Common Stock, except for estimated reserves for use in distributions and investment exchanges by participants.  Such reserves are held in short-term investments.  If reserves in the SAIC Stock Fund are less than the amount required at any given time to make requested distributions and investment changes, investment exchanges out of the SAIC Stock Fund by participants may have to be deferred.

Participant loans are carried at the aggregate unpaid principal balance of loans outstanding which approximates fair value.

Benefits Payable—Benefit payments to participants are recorded upon distribution.  Benefits payable to participants are not reflected in the accompanying financial statements.  As of December 31, 2002 and 2001, net assets available for Plan benefits included $4,432,000 and $9,152,000, respectively, for participants who have elected to withdraw from the Plan but have not yet been paid.

Accounting Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results may differ from those estimates.

3.                   INVESTMENT INFORMATION

The Plan’s investments are held in a trust fund.  The fair value of the investments representing 5% or more of the Plan’s assets at December 31, 2002 and 2001 are separately identified below.

	2002	2001

Mutual funds:
Vanguard 500 Index Fund	$156,758,000	$195,979,000
Vanguard Windsor Fund	79,253,000	110,309,000
Vanguard U.S. Growth Fund	56,885,000	89,704,000
Vanguard Prime Money Market Fund	215,257,000	203,722,000
Other	409,180,000	338,636,000

Total mutual funds	917,333,000	938,350,000

SAIC Class A common stock	665,970,000	804,139,000
Participant loans	31,379,000	31,100,000

Total investments	$1,614,682,000	$1,773,589,000

During the years ended December 31, 2002 and 2001, the Plan’s investments (including investments bought, sold, and held during the year) depreciated in value by $241,523,000 and $46,324,000, respectively, as follows:

	2002	2001

Mutual funds	$(146,945,000)	$(81,160,000)
SAIC Class A common stock	(94,578,000)	34,836,000

Net depreciation in fair value	$(241,523,000)	$(46,324,000)

The Plan invests in various securities as detailed above.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

4.                   NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets relating to the non-participant directed portion of the SAIC Stock Fund, is as follows:

	December 31,
	2002	2001

Investments, at fair value:
SAIC Class A common stock	$193,398,000	$219,845,000

	Year Ended December 31,
	2002	2001

Changes in non-participant directed investments:
Net (depreciation)/appreciation of investments	$(26,404,000)	$9,538,000
Distributions to participants	(3,001,000)	(5,163,000)
Transfers from (to) other funds	2,958,000	(51,748,000)

Net decrease in non-participant directed investments	$(26,447,000)	$(47,373,000)

During 2001, the Company offered three diversification opportunities to all participants invested in the non-participant directed portion of the SAIC Stock Fund.  A participant had the ability to divest up to 100% of their non-participant directed balances into one or more of the Plan’s mutual fund options.

5.                   NET TRANSFERS FROM OTHER PLANS

During 2001, the Company consolidated the operations of a wholly-owned subsidiary administering a separate defined contribution plan.  The Plan assets of the subsidiary plan were transferred to the Plan during the year.  The Company also divested several entities during 2001 and the Plan assets associated with the active employees in the new organizations were transferred to the new plans.

*****

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

CASH OR DEFERRED ARRANGEMENT

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2002

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity, Date, Rate of Interest, Collateral	Cost	Current Value

*	SAIC Class A common stock	Company Stock	$759,126,000	$665,970,000
*	Vanguard Total Bond Market Index Fund	Mutual Fund	62,583,000	63,979,000
*	Vanguard Short-Term Bond Index Fund	Mutual Fund	34,860,000	35,425,000
*	Vanguard 500 Index Fund	Mutual Fund	188,641,000	156,758,000
*	Vanguard Prime Money Market Fund	Mutual Fund	215,250,000	215,257,000
*	Vanguard Mid-Cap Index Fund	Mutual Fund	20,357,000	17,572,000
*	Vanguard Developed Markets Index Fund	Mutual Fund	1,189,000	967,000
*	Vanguard Windsor Fund	Mutual Fund	100,657,000	79,253,000
*	Vanguard International Growth Fund	Mutual Fund	44,433,000	31,249,000
*	Vanguard U.S. Growth Fund	Mutual Fund	129,521,000	56,885,000
	PIMCO Total Return Fund	Mutual Fund	28,495,000	28,545,000
*	Vanguard Small-Cap Index Fund	Mutual Fund	24,468,000	18,795,000
*	Vanguard LifeStrategy Conservative Growth Fund	Mutual Fund	50,683,000	46,450,000
*	Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund	40,679,000	34,993,000
*	Vanguard LifeStrategy Growth Fund	Mutual Fund	45,876,000	36,687,000
	Dodge and Cox Stock Fund	Mutual Fund	59,373,000	53,576,000
	T. Rowe Price Mid-Cap Value Fund	Mutual Fund	19,972,000	18,210,000
	Long Leaf Partners Small-Cap Fund	Mutual Fund	13,239,000	11,710,000
	Morgan Stanley Dean Witter Institutional Emerging Markets A	Mutual Fund	1,714,000	1,579,000
	Morgan Stanley Institutional Fund: Focus Equity; Class B	Mutual Fund	430,000	383,000
	T. Rowe Price Mid-Cap Growth Fund; Advisor Class	Mutual Fund	4,308,000	4,561,000
*	Vanguard Explorer Fund	Mutual Fund	3,627,000	3,788,000
*	Vanguard PRIMECAP Fund	Mutual Fund	713,000	711,000
	Participant loans	Interest rates from 5% to 9%; maturities from January 2003 through November 2027	31,379,000	31,379,000
	TOTAL INVESTMENTS		$1,881,573,000	$1,614,682,000

*                      Indicates party-in-interest to the Plan.

Exhibit Index

Exhibit No.

23.1	Consent of Deloitte & Touche LLP
99.1	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002